File No. 70-8723

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
               ___________________________________

                         Amendment No. 1
                             to the
                           Form U-1/A
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                 Arkansas Power & Light Company
                  425 West Capitol, 40th Floor
                   Little Rock, Arkansas 72201

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________

   R. Drake Keith                    William J. Regan, Jr.
   President                         Vice President and
   Arkansas Power & Light Company      Treasurer
   425 West Capitol, 40th Floor      Entergy Services, Inc.
   Little Rock, Arkansas 72201       P.O. Box 61000
                                     New Orleans, LA 70161

           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

     Laurence M. Hamric, Esq.     Thomas J. Igoe, Jr., Esq.
     Denise C. Redmann, Esq.      Kevin Stacey, Esq.
     Entergy Services, Inc.       Reid & Priest LLP
     639 Loyola Avenue            40 West 57th Street
     New Orleans, LA 70113        New York, NY  10019

          Item 3 is hereby amended by the deletion of the first paragraph and the substitution of the following three paragraphs:


          The Company believes that (i) Sections 6(a) and 7 of the Holding Company Act apply to the proposed issuance(s) and sale(s) of the Entity Interests, (ii) Sections 6(a), 7, 9(a) and 10 apply to the potential exchange of Entity Interests for Entity Subordinated Debentures, (iii) Sections 6(a), 7 and 12(b) of the Holding Company Act and Rule 45 thereunder apply to the Company's issuance of the Guaranty (if any), and (iv) Sections 6(a) and 7 and Rule 52 thereunder apply to the Company's issuance(s) of the Entity Subordinated Debentures such that pursuant to Rule 52, upon the issuance of an order of the Arkansas Public Service Commission relating to the issuance(s) of such Entity Subordinated Debentures, the Company may effect such issuance(s) without prior Commission approval.

          The Company believes that Sections 9(a) and 10 of the Holding Company Act apply to the formation of the Issuing Entity, the acquisition of voting interests in the Issuing Entity, the potential formation of the Participating Subsidiary, the Company's potential acquisition of shares of the capital stock of the Participating Subsidiary and the potential acquisition by the Participating Subsidiary of voting interests in the Issuing Entity.

          The Company believes that Sections 9(a) and 10 of the Holding Company Act and Rule 52(d) thereunder apply to the Issuing Entity's acquisition of the Entity Subordinated
     Debentures.


Item 6.  Exhibits and Financial Statements.

     (a) Exhibits:

  D-1          Application of the Company to the APSC
               regarding, among other things, the Entity
               Interests and related transactions.

  D-2          Application of the Company to the TPSC
               regarding, among other things, the Entity
               Interests and related transactions.

  F-1          Opinion(s) of Friday, Eldredge & Clark.

  F-2          Opinion(s) of Reid & Priest LLP.

  G            Plan of Financing for the Company and
                    Financial Data Schedules.


_________________________

*    Incorporated herein by reference as indicated.

     Section B.  Financial Statements

     Financial Statements of the Company as of September 30, 1995
     (reference is made to Exhibit G hereto).

     Financial Statements of Entergy Corporation and subsidiaries, consolidated, as of September 30, 1995.

     Notes to financial statements of the Company and Entergy Corporation and subsidiaries included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995 (filed in File No. 1-10764 incorporated by reference).

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since September 30, 1995.

     Reference is made to Exhibit G hereto for a statement of the proposed accounting treatment of the transactions herein contemplated.

                              SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                    ARKANSAS POWER & LIGHT COMPANY


                         By:  /s/ William J. Regan, Jr.
                              William J. Regan, Jr.
                              Vice President and Treasurer




Dated:  November 20, 1995